                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                         MediChem Life Sciences, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 584662-10-0
                        ------------------------------
                                (CUSIP Number)


                               October 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


  Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

  [_] Rule 13d-1(b)

  [_] Rule 13d-1(c)

  [X] Rule 13d-1(d)


  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 584662-10-0

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

      Michael T. Flavin

------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]
------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                           5    SOLE VOTING POWER
  NUMBER OF
                                8,006,135
    SHARES         -----------------------------------------------------------
                           6    SHARED VOTING POWER
 BENEFICIALLY
                                -0-
   OWNED BY     -----------------------------------------------------------
                           7    SOLE DISPOSITIVE POWER
     EACH
                                8,006,135
  REPORTING     -----------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER
 PERSON WITH
                                -0-
------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,006,135
------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                     [_]
------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      31.5%
------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

Item 1.

  (a) Name of Issuer:  MediChem Life Sciences, Inc.

  (b) Address of Issuer's Principal Executive Offices:

      12305 South New Avenue
      Lemont, Illinois 60439

Item 2.

  (a) Name of Person Filing:  Michael T. Flavin

  (b) Address of Principal Business Office:

      12305 South New Avenue
      Lemont, Illinois  60439

  (c) Citizenship:  United States of America

  (d) Title of Class of Securities:  Common Stock, par value $0.01 per share

  (e) CUSIP Number: 584662-10-0

Item 3. Not Applicable.

Item 4. Ownership

  (a) Amount Beneficially Owned: 8,006,135

  (b) Percent of Class: 31.5%

      The Michael T. Flavin Revocable Trust (the "Flavin Trust"), of which Dr. Michael T. Flavin is the trustee and beneficiary, is the registered holder of 8,006,135 shares of Common Stock. The Flavin Trust became the registered holder of such shares of Common Stock by virtue of the closing of the initial public offering of Common Stock of MediChem Life Sciences, Inc. on October 31, 2000.

  (c) Number of shares as to which such person has:

      (i)   sole power to vote or to direct the vote  8,006,135

      (ii)  shared power to vote or to direct the vote  -0-

      (iii) sole power to dispose or to direct the disposition of  8,006,135

      (iv)  shared power to dispose or to direct the disposition of  -0-

Item 5. Ownership of Five Percent or Less of a Class

            Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not Applicable.

Item 8. Identification and Classification of Members of the Group

            Not Applicable.

Item 9. Notice of Dissolution of a Group

            Not Applicable.

Item 10. Certification

            Not Applicable.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       November 9, 2000


                                       MICHAEL T. FLAVIN


                                       By: /s/ Michael T. Flavin
                                           -----------------------------------
                                               Michael T. Flavin